Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Kenneth L Greenberg
Partner
kgreenberg@stradley.com
215.564.8149

October 11, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Christina DiAngelo Fettig
Alison White, Esq.

Re:	Franklin Templeton ETF Trust
File No. 333-282057

Dear Ms. DiAngelo Fettig and Ms. White,

This letter responds to the accounting comments provided by Ms. DiAngelo Fettig on October 4, 2024, and the disclosure comments provided by Ms. White on September 30, 2024, to Kenneth L. Greenberg, Esq, counsel to Franklin Templeton ETF Trust (the “Registrant”), regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the proposed Reorganization of the Western Asset Total Return ETF (the “Target Fund”) of Legg Mason ETF Investment Trust into the Western Asset Bond ETF (the “Acquiring Fund”) of the Registrant. The Registration Statement was filed via the EDGAR system on September 12, 2024.  We have summarized each of your comments below, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Registration Statement.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

Disclosure Comments on the Registration Statement:

1.	Text: The last sentence of the answer to the question titled: “Are there any differences in principal risks between the Target Fund and the Acquiring Fund?” on page 4 states:

The Target Fund, but not the Acquiring Fund, discloses principal risks relating to asset class, commodity regulatory, forward roll transactions, hedging, illiquidity, investing in ETFs, investing in loans, leverage, national closed market trading, sovereign debt, stock market and equity securities, and valuation.

Comment:  It is unclear why the Target Fund, but not the Acquiring Fund, has “commodity regulatory” as a principal risk.  What principal investment strategy of the Target Fund would trigger the need to disclose commodity regulatory risk?

Response:  When the Target Fund was launched, it opted to register as a commodity pool operator with the Commodity Futures Trading Commission (“CFTC”) to avoid the risk of exceeding the limits of Rule 4.5 (Exclusion for certain otherwise regulated persons from the definition of the term “commodity pool operator”) under the Commodity Exchange Act.  Because the Target Fund is registered as a commodity pool operator (“CPO”) with the CFTC, it elected to include commodity regulatory risk as a principal investment risk in its prospectus disclosure.  The Acquiring Fund is not registered as a CPO; currently, does not expect to need to register as a CPO as a result of the Reorganization; and accordingly, does not disclose commodity regulatory risk as a principal investment risk.

2.	Text: The second paragraph of the answer to the question titled: “Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Target Fund?” on pages 4-5 states:

The unitary management fee of the Acquiring Fund (0.35%) is lower than the unitary management fee of the Target Fund (0.49%).  Pursuant to the Acquiring Fund’s investment management agreement, the Acquiring Fund pays FAV a unitary management fee for managing the Acquiring Fund’s assets and FAV pays Western Asset for its services.  FAV reimburses the Acquiring Fund for all acquired fund fees and expenses such as those associated the Acquiring Fund’s investment in a Franklin Templeton money fund) and pays all of the ordinary operating expenses of the Acquiring Fund, except for (i) the Bond Fund's management fee, (ii) payments under the Acquiring Fund's Rule 12b-1 plan (if any), (iii) brokerage expenses (including any costs incidental to transactions in portfolio securities or instruments), (iv) taxes, (v) interest (including borrowing costs and dividend expenses on securities sold short and overdraft charges), (vi) litigation expenses

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

(including litigation to which the Acquiring Trust or the Acquiring Fund may be a party and indemnification of the trustees and officers with respect thereto), and (vii) other non-routine or extraordinary expenses.  Pursuant to the Target Fund’s investment management agreement, the Target Fund pays FTFA a unitary management fee for all investment management, supervisory, administrative and other services reasonably necessary for the operation of the Target Fund, including certain distribution services (provided pursuant to a separate distribution agreement) and investment advisory services (provided pursuant to separate subadvisory agreements).  The Target Fund is responsible for paying interest expenses, taxes and governmental fees, brokerage expenses, costs of borrowing money (including interest expenses), future 12b-1 fees (if any), acquired fund fees and expenses, extraordinary expenses (such as litigation and indemnification expenses) and the management fee payable to FTFA under the management agreement.

Comments:

(a) Numeral (i) in the third sentence refers to the “Bond Fund.” Change that reference to the “Acquiring Fund.”

(b) Please disclose any differences between what is included in and excluded from the unitary management fee of the Target Fund and Acquiring Fund.

Responses:

(a) The reference to the “Bond Fund” has been removed.

(b) Revised as requested.

3.	Text: The first sentence of the first paragraph under the question titled: “Who will pay the costs in connection with the Reorganization” on page 6 states:

The estimated cost of the Reorganization is expected to be approximately $233,000, which is proposed to be allocated 75% to Fund management and 25% to the Target Fund.

Comment: Confirm whether the allocation will remain unchanged if the Reorganization is not effected.

Response: The Registrant confirms that the allocation will remain unchanged if the Reorganization is not effected, and disclosure to that effect has been added to the Prospectus/Proxy Statement.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

4.	Text: The question titled: “How do the performance records of the Funds compare?” on page 12.

Comment: Performance format should meet the requirements of Form N-1A.

Response:  The performance information in the Prospectus/Proxy Statement is intended to supplement the performance information provided in the statutory prospectus of each Fund.  The statutory prospectus of the Target Fund and the Acquiring Fund are each incorporated by reference into the Prospectus/Proxy Statement.  In addition, the statutory prospectus of the Acquiring Fund will accompany the Prospectus/Proxy Statement.

5.	Text: The section titled: “REASONS FOR THE REORGANIZATION” on page 14.

Comment:  Please provide background as to why the Board considered the Reorganization in the first place.  Also, provide disclosure in the Summary section that addresses the reasons driving the Reorganization and how the transaction is designed to address those reasons.

Response: Revised as requested.

6.	Text: The sentence under the section titled: “80% Investment Policy” in the table on page 19 regarding the Target Fund states:

Under normal market conditions, the Fund will seek its investment objective by investing at least 80% of its assets in a portfolio comprised of fixed income securities, debt instruments, derivatives, equity securities of any type acquired in reorganizations of issuers of fixed income securities or debt instruments (“work out securities”), non-convertible preferred securities, warrants, cash and cash equivalents, foreign currencies, and exchange-traded funds (“ETFs”) that provide exposure to these investments (“Principal Investments”). Debt instruments include loans and similar debt instruments.

Comment: Clarify whether the 80% investment policy of the Target Fund applies to net or total assets. If it is net assets, then confirm whether it includes borrowing for investment purposes.

Response: Clarifying language has been added to indicate that the Target Fund’s 80% investment policy is 80% of its net assets (including borrowing for investment purposes).

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

7.	Text: The first sentence of the paragraph under the question titled: “How will proxies be solicited” on page 33 states:

EQ Fund Solutions, LLC, a professional proxy solicitation firm (the “Solicitor”), has been engaged to assist in the solicitation of proxies, at an estimated cost of approximately $31,520 which will be borne by FTFA and FAV.

Comment: Confirm supplementally whether the cost of solicitation is not included in the cost of the Reorganization which is being split 75% to Fund management and 25% to the Target Fund.

Response: The Registrant confirms that the cost of solicitation is not included in the cost of the Reorganization.

8.	Text: The second sentence under the heading titled: “PRINCIPAL HOLDERS OF SHARES” at the bottom of page 35 states:

As of the Record Date, the Acquiring Fund was not operational and, therefore, had no shareholders.

Comment: As the Acquiring Fund commenced operations on September 19, 2023, revise the sentence to provide information on the beneficial ownership of the Acquiring Fund.

Response: Revised as requested.

Proxy Card Comment

9.	Text: The last sentence of the second paragraph on the second page of the proxy card states:

If no specification is made for the proposal, this proxy shall be voted FOR.

Comment: The text should be bolded.

Response: Revised as requested.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

Accounting Comments on the Registration Statement:

Prospectus/Proxy Statement Accounting Comments

1.	Text: The answer to the question on page 3 of the Summary titled: “What am I being asked to vote upon?” states:

Shareholders of the Target Fund are being asked to approve the Plan between the Target Trust, on behalf of the Target Fund, and the Acquiring Trust, on behalf of the Acquiring Fund, that provides for: (1) the acquisition of substantially all of the assets (net of any liabilities) of the Target Fund by the Acquiring Trust, on behalf of the Acquiring Fund, in exchange solely for full shares of beneficial interest, with no par value, of the Acquiring Fund (the “Acquiring Fund Shares”) and cash (in lieu of fractional shares, if any), (2) the issuance of shares of the Acquiring Fund and cash (in lieu of fractional shares, if any) to the Target Fund and the distribution of Acquiring Fund Shares to the holders of shares of beneficial interest, with a par value of $0.00001, of the Target Fund (the “Target Fund Shares”) and cash (in lieu of fractional shares, if any), according to their respective interests in the Target Fund, and (3) the complete liquidation and dissolution of the Target Fund.  [emphasis added]

Comment:  The answer states that “substantially all” of the assets of the Target Fund will be acquired by the Acquiring Trust on behalf of the Acquiring Fund. Explain supplementally the use of the phrase “substantially all of the assets.”

Response:  The reference to “substantially all” aligns with the definition of a “merger” under Rule 17a-8 under the Investment Company Act of 1940, as amended, upon which the Registrant is relying to effect the Reorganization.  The reference to “substantially all” also is consistent with the requirements for a tax-free Reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The Registrant believes that this disclosure is appropriate because it provides additional flexibility under circumstances where certain assets cannot be transferred in connection with a merger.  Accordingly, the Registrant will retain the phrase “substantially all”.  For the Staff’s information, the Registrant notes that it currently anticipates that all assets of the Target Fund will be transferred to the Acquiring Fund in connection with the Reorganization.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

2.	Text: The second paragraph of the answer to the question titled: “Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Target Fund?” on pages 4-5 states:

The unitary management fee of the Acquiring Fund (0.35%) is lower than the unitary management fee of the Target Fund (0.49%).  Pursuant to the Acquiring Fund’s investment management agreement, the Acquiring Fund pays FAV a unitary management fee for managing the Acquiring Fund’s assets and FAV pays Western Asset for its services.  FAV reimburses the Acquiring Fund for all acquired fund fees and expenses such as those associated the Acquiring Fund’s investment in a Franklin Templeton money fund) and pays all of the ordinary operating expenses of the Acquiring Fund, except for (i) the Bond Fund's management fee, (ii) payments under the Acquiring Fund's Rule 12b-1 plan (if any), (iii) brokerage expenses (including any costs incidental to transactions in portfolio securities or instruments), (iv) taxes, (v) interest (including borrowing costs and dividend expenses on securities sold short and overdraft charges), (vi) litigation expenses (including litigation to which the Acquiring Trust or the Acquiring Fund may be a party and indemnification of the trustees and officers with respect thereto), and (vii) other non-routine or extraordinary expenses.” Pursuant to the Target Fund’s investment management agreement, the Target Fund pays FTFA a unitary management fee for all investment management, supervisory, administrative and other services reasonably necessary for the operation of the Target Fund, including certain distribution services (provided pursuant to a separate distribution agreement) and investment advisory services (provided pursuant to separate subadvisory agreements).  The Target Fund is responsible for paying interest expenses, taxes and governmental fees, brokerage expenses, costs of borrowing money (including interest expenses), future 12b-1 fees (if any), acquired fund fees and expenses, extraordinary expenses (such as litigation and indemnification expenses) and the management fee payable to FTFA under the management agreement.

Comments:

	(a)	Please consider also comparing the expenses of the Funds on a net basis.

(b)
Please highlight any differences between what is excluded from the unitary management fee of the Target Fund and Acquiring Fund and in particular, highlight the treatment of acquired fund fees and expenses.

Responses:

	(a)	Revised as requested.

	(b)	Revised as requested.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

3.	Text: Footnote 1 under the fee table titled: “ANNUAL OPERATING EXPENSE TABLE FOR THE TARGET FUND AND PROJECTED FEES FOR THE ACQUIRING FUND AFTER THE REORGANIZATION” on page 5 states:

Expense ratios are based on estimated amounts for the fiscal years ended March 31, 2024.

Comment: Please remove Footnote 1 since both Funds have operating histories for which the expense ratios can be based.

Response: Revised as requested.

4.	Text: The first paragraph under the heading titled: “Who will pay the costs in connection with the Reorganization?” on page 6 states:

The estimated cost of the Reorganization is expected to be approximately $233,000, which is proposed to be allocated 75% to Fund management and 25% to the Target Fund.  Most of the estimated cost relates to the preparation, printing and mailing of the combined prospectus/proxy statement, a prospectus supplement to the Target Fund shareholders, proxy solicitation and holding the special meeting of the Target Fund, and related legal and accounting fees.  Each Fund would also bear any portfolio transaction costs related to the Reorganization.

Comments:

(a) Please disclose whether the cost allocation will be the same whether or not the Reorganization is consummated.

(b)
If there are portfolio transaction costs related to portfolio repositioning, please disclose here.  Please note on page 27 under the section titled: “Repositioning of the Target Fund’s Portfolio Assets” the disclosure states:

Management at this time, estimates that these portfolio transaction costs will be immaterial in amount (i.e., approximately $25,000); however, this estimate is subject to change.

Responses:

(a) Revised as requested.

(b) Revised as requested.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

5.	Text: The fee table under the section titled: “What are the fees and expenses of each Fund and what might they be after the Reorganization?” on page 11.

Comment:  Please include a statement that the fee table does not include the costs of the reorganization allocated to the Target Fund. Please also quantify the Reorganization costs in dollars and basis points.

Response: Revised as requested.

6.	Text: Footnote 1 under the fee table in the section titled: “What are the fees and expenses of each Fund and what might they be after the Reorganization?” on page 11 states:

Expense ratios are based on estimated amounts for the fiscal years ended March 31, 2024.

Comment: Please delete footnote 1.

Response: Revised as requested.

7.	Text: Footnote 3 under the fee table in the section titled: “What are the fees and expenses of each Fund and what might they be after the Reorganization?” on page 11 states:

The Target Fund’s investment manager has agreed to waive fees and/or reimburse management fees so that the ratio of total annual fund operating expenses for the Target Fund will not exceed 0.45% (subject to the same exclusions as the Target Fund’s investment management agreement). This arrangement cannot be terminated prior to July 31, 2025 without the consent of the Board of Trustees of the Target Fund. [emphasis added]

Comment:  We note the July 31, 2025 termination date for the investment management agreement is inconsistent with the October 31, 2025 termination date in Footnote 2 on page 5. Please make the dates consistent.

Response: Revised as requested.

8.	Text: The first paragraph under the heading titled: “REASONS FOR THE REORGANIZATION” on page 14 states:

At a meeting of the Board on September 5, 2024 (the “September Board Meeting”), FAV, FTFA, and Distributors (collectively, “Management”) recommended to the Board that they approve the Reorganization of the Target Fund with and into the Acquiring Fund.  Management recommended the Reorganization because of identical investment objectives and similar principal investment strategies and risks of the Target Fund and Acquiring Fund.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

Comment: To the extent you can provide more detail regarding why the Target and Acquiring Funds were recommended and approved for reorganization, please elaborate.

Response: Revised as requested.

9.
Text:  Footnote 1 to the capitalization table under the section titled: “What are the capitalizations of the Funds and what might by the Acquiring Fund’s capitalization be after the Reorganization?” on page 18 states:

Adjustments reflect the portfolio transaction costs of the Reorganization incurred by the Target Fund. Management believes that these portfolio transaction costs will be immaterial in amount.

Comment:  Are there any portfolio transaction costs estimated? If so, please add to the “Pro Forma Adjustments” column in the capitalization table.  Please note on page 27 under the section titled: “Repositioning of the Target Fund’s Portfolio Assets” the disclosure states:

Management at this time, estimates that these portfolio transaction costs will be immaterial in amount (i.e., approximately $25,000); however, this estimate is subject to change.

Response: Revised as requested.

10.
Text:  Footnote 3 to the capitalization table under the heading titled: “What are the capitalizations of the Funds and what might by the Acquiring Fund’s capitalization be after the Reorganization?” on page 18 states:

As of August 27, 2024, the total net assets have been adjusted by an amount of $58,250 for the Target Fund, representing the estimated cost of the Reorganization attributed to the Target Fund. The effect of this adjustment is a minimal change, amounting to less than 0.14% for the Target Fund, in terms of its net assets. [emphasis added]

Comment: Please explain how the effect of the adjustment to total net assets is a “minimal change.” Otherwise, please consider replacing this reference.

Response: The reference to “minimal change” has been deleted.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

11.	Text: The first three sentences of the first paragraph of the section titled: “Repositioning of the Target Fund’s Portfolio Assets” on page 27 states:

Repositioning of the Target Fund’s Portfolio Assets. FTFA currently estimates that approximately 8% (subject to change based on a variety of factors, including market conditions) of the Target Fund’s portfolio assets may be disposed of in connection with the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. Such dispositions may depend in part on market conditions. In addition, certain securities may need to be disposed of that do not meet the prospectus allowances for the Acquiring Fund.

Comment:  We note the 8% estimate of portfolio assets being disposed of in connection with the Reorganization should also include securities that may need to be disposed of that do not meet the prospectus allowances for the Funds. Please update the percentage so that it includes any securities that may need to be disposed of that do not meet the prospectus allowances for the Acquiring Fund.  Alternatively, if currently no securities need to be disposed due to prospectus allowances, please confirm supplementally.

Response:  The 8% estimate also includes any securities that may need to be disposed of that do not meet the prospectus allowances for the Acquiring Fund.  The disclosure in question has been revised to clarify that point.  Because the Acquiring Fund has the same investment objective and similar principal investment strategies as the Target Fund, currently, the Reorganization is not expected to result in a material change to the Target Fund’s investment portfolio due to any investment restrictions of the Acquiring Fund.

12.	Text: The last sentence in the second paragraph of the section titled: “Repositioning of the Target Fund’s Portfolio Assets” on page 27 states:

Management at this time, estimates that these portfolio transaction costs will be immaterial in amount (i.e., approximately $25,000); however, this estimate is subject to change.

Comments:

	(a)	Please disclose the approximate portfolio transaction costs elsewhere, where appropriate. See comments 4(b) and 9.

	(b)	Please also quantify the estimate of portfolio transaction costs in basis points.

Responses:

	(a)	Revised as requested.

	(b)	Revised as requested.

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

13.	Text: The second sentence under the heading titled: “PRINCIPAL HOLDERS OF SHARES” at the bottom of page 35 states:

As of the Record Date, the Acquiring Fund was not operational and, therefore, had no shareholders.

Comment: As the Acquiring Fund commenced operations on September 19, 2023, revise the sentence to provide information on the beneficial ownership of the Acquiring Fund.

Response: Revised as requested.

14.	Comment: Please consider adding a sentence that notes that the Financial Highlights that are included in the statutory prospectus are incorporated by reference into the Prospectus/Proxy Statement.

Response: Revised as requested.

Statement of Additional Information Accounting Comments

15.	Text: The third paragraph on page 2 under the section titled: “Supplemental Financial Information” states:

Because the Acquiring Fund has the same investment objective and similar principal investment strategies as the Target Fund, the Reorganization is not expected to result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.  Accordingly, a schedule of investments of the Target Fund modified to reflect such change is not included.  In addition, at this time, the portfolio managers do not anticipate any changes to the investment portfolio as a result of the Reorganization, and if any do occur, it is expected they will be de minimis and the related portfolio transaction costs are expected to be approximately $25,000.

Comment:  Please incorporate the disclosure regarding the estimate that approximately 8% of the Target Fund’s portfolio assets may be disposed of in connection with the Reorganization as part of a portfolio repositioning.

Response: Revised as requested.
* * * * * * * *

Ms. Christina DiAngelo Fettig
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
October 11, 2024

Please do not hesitate to contact me at (215) 564-8149, or in my absence, Christian Lee at (215) 564-8687 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.